FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December 2013 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On December 10, 2013, the registrant Announces the Signature of a Definitive Agreement for a $70 Million Credit Line with Wells Fargo Capital Finance through December 2018 at a Reduced Interest Rate. Attached please find the press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 18, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces the Signature of a Definitive Agreement for a $70 Million
Credit Line with Wells Fargo Capital Finance through December 2018 at a
Reduced Interest Rate

Newport Beach, CA and MIGDAL HAEMEK, Israel – December 18, 2013 – TowerJazz, the global specialty foundry leader (NASDAQ: TSEM, TASE: TSEM), today announced the signing of an extension of its current agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (NYSE: WFC), to provide TowerJazz with a $70 million credit line through December 2018 at a reduced interest rate. Maximum amount that may be drawn under the credit line at each specific point is based on formulas stipulated in the contract. Outstanding borrowings under the previous $45 million Wells Fargo credit line, available until September 2014, were $19 million.

Russell Ellwanger, Tower's chief executive officer, said, "I am extremely pleased that Wells Fargo Capital Finance, one of the largest asset-based lenders in the US, has chosen to extend our credit line from $45 million to $70 million. It has been great working with Wells Fargo over the years and we look forward to continue our business relationship.”

“We are pleased to successfully complete this important financing for TowerJazz and to have the opportunity to work with a strong and knowledgeable management team,” said Stacy Gottlieb, Senior Vice President, Wells Fargo Capital Finance. “TowerJazz is a leading specialty foundry and we are honored to be able to support the company as it achieves its strategic goals.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

TowerJazz Company and Investor Relations Contact:
Noit Levi, +972-4-604-7066 noit.levi@towerjazz.com

CCG Investor Relations:
Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

Wells Fargo Capital Finance Public Relations Contact:
Trisha Schultz, 310-453-8232, tschultz@wellsfargo.com